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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                               MIDWAY GAMES, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                  598148 10 4
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                                 (CUSIP Number)


                                Neil D. Nicastro
                           3401 N. California Avenue
                            Chicago, Illinois 60618
                                  773-961-2222
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 30, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 4 Pages)
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CUSIP NO. 598148 10 4             13D                        PAGE  2 OF  4 PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

         Neil D. Nicastro
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

         NOT APPLICABLE
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                        2,246,758
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                           -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        2,246,758
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                           -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,246,758
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.7%
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14   TYPE OF REPORTING PERSON (See Instructions)

         IN
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CUSIP NO. 598148 10 4                13D                PAGE 3 OF 4 PAGES

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $.01 par value per share, of Midway Games Inc., a Delaware corporation, which has its principal executive office at 3401 North California Avenue, Chicago, IL 60618.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is being filed by Neil D. Nicastro. Mr. Nicastro is the Chairman of the Board of Directors, President, Chief Executive Officer and Chief Operating Officer of Midway, and his business address is c/o Midway Games Inc., 3401 North California Avenue, Chicago, IL 60618. Midway designs, distributes and sells video games.

         During the last five years, Mr. Nicastro has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Nicastro is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Nicastro is required to file this Statement because of the vesting, on January 29, 2000, of options to purchase Midway common stock previously acquired under Midway's 1998 Stock Incentive Plan. No funds are required in connection with this vesting. See Item 4 below.

ITEM 4. PURPOSE OF THE TRANSACTION.

         911,850 of Mr. Nicastro's options to purchase shares of Midway common stock will become exercisable on January 29, 2000 under Midway's 1998 Stock Incentive Plan. The exercise price for these options is equal to the market price of Midway's common stock on January 29, 1999, the date of acquisition by Mr. Nicastro of the options.

         Absent any change in personal circumstances, Mr. Nicastro intends to maintain his equity position in Midway and has no plans to effect any of the changes described in Item 4 of Schedule 13D. Mr. Nicastro, however, intends to review on a continuing basis his investment in Midway and may, depending upon an evaluation of his financial planning, upon Midway's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of his position in Midway stock.


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CUSIP NO. 598148 10 4                 13D                PAGE 4 OF 4 PAGES

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Nicastro may be deemed the beneficial owner of 2,246,758 shares, or approximately 5.7% of the issued and outstanding shares of Midway common stock. 1,471,850 of these shares may be purchased by Mr. Nicastro upon exercise of stock options now vested or vesting within 60 days. Mr. Nicastro has sole voting and dispositive power with respect to all of his shares.

         During the past 60 days, Mr. Nicastro did not effect any transactions in Midway common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 /s/ Neil D. Nicastro
 -----------------------------------           November 19, 1999
  Neil D. Nicastro